UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

(Name of Issuer)

Texas Pacific Land Trust

(Title of Class of Securities)

Sub-share Certificates

(CUSIP Number)

882610108

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

March 27, 2020

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,741,399

8. Shared Voting Power

9. Sole Dispositive Power
1,741,399

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,741,399
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
22.5
14. Type of Reporting Person
IA

This Amendment No. 9 to the Schedule 13D (this "Amendment No. 9") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 8 filed on March 9, 2020 (the "Schedule 13D 8" and, together with this Amendment No. 9, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 9 is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company, a wholly owned subsidiary of Horizon Kinetics LLC.

This Amendment No. 9 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

On March 27, 2020, pursuant to a letter agreement (the "Letter Agreement"), ART-FGT LP and the Tessler Family LP withdrew from the Cooperation Agreement.  A form of the Cooperation Agreement was previously filed as Exhibit 1 to the Schedule 13D.  The Letter Agreement is attached as Exhibit 9 hereto and is incorporated by reference in this Item 4 in its entirety.  Effective upon the execution of the Letter Agreement, SoftVest Advisors, SoftVest LP, Mr. Oliver and Horizon Kinetic LLC shall no longer be deemed to beneficially own the Tessler Shares.  SoftVest Advisors, SoftVest LP, Mr. Oliver and Horizon Kinetic LLC may no longer be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder with the Tessler Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 9 are calculated based upon the 7,756,156 Shares outstanding as of January 31, 2020, as reported in TPL's Quarterly Report on Form 10-K for the quarterly period ended December 31, 2019, filed by TPL with the SEC on February 27, 2020.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 23,479 Shares of TPL held personally by senior portfolio managers of Horizon and their families.  The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	1/27/2020	Buy	235	735.13
Horizon Kinetics Asset Management LLC	1/27/2020	Sale	658	740.46
Horizon Kinetics Asset Management LLC	1/28/2020	Buy	229	745.55
Horizon Kinetics Asset Management LLC	1/28/2020	Sale	818	744.47
Horizon Kinetics Asset Management LLC	1/29/2020	Buy	303	742.00
Horizon Kinetics Asset Management LLC	1/29/2020	Sale	510	744.24
Horizon Kinetics Asset Management LLC	1/30/2020	Buy	283	726.50
Horizon Kinetics Asset Management LLC	1/30/2020	Sale	488	729.62
Horizon Kinetics Asset Management LLC	1/31/2020	Buy	234	755.71
Horizon Kinetics Asset Management LLC	1/31/2020	Sale	800	742.37
Horizon Kinetics Asset Management LLC	2/3/2020	Buy	329	750.00
Horizon Kinetics Asset Management LLC	2/3/2020	Sale	739	750.17
Horizon Kinetics Asset Management LLC	2/4/2020	Buy	229	780.04
Horizon Kinetics Asset Management LLC	2/4/2020	Sale	836	773.53
Horizon Kinetics Asset Management LLC	2/5/2020	Buy	229	801.07
Horizon Kinetics Asset Management LLC	2/5/2020	Sale	686	799.73
Horizon Kinetics Asset Management LLC	2/6/2020	Buy	52	804.12

Horizon Kinetics Asset Management LLC	2/6/2020	Sale	244	802.59
Horizon Kinetics Asset Management LLC	2/7/2020	Buy	124	802.10
Horizon Kinetics Asset Management LLC	2/7/2020	Sale	650	799.81
Horizon Kinetics Asset Management LLC	2/10/2020	Buy	161	777.46
Horizon Kinetics Asset Management LLC	2/10/2020	Sale	283	785.79
Horizon Kinetics Asset Management LLC	2/11/2020	Buy	127	782.32
Horizon Kinetics Asset Management LLC	2/11/2020	Sale	182	784.49
Horizon Kinetics Asset Management LLC	2/12/2020	Buy	123	787.75
Horizon Kinetics Asset Management LLC	2/12/2020	Sale	790	786.81
Horizon Kinetics Asset Management LLC	2/13/2020	Buy	134	783.50
Horizon Kinetics Asset Management LLC	2/13/2020	Sale	483	781.12
Horizon Kinetics Asset Management LLC	2/14/2020	Buy	137	770.07
Horizon Kinetics Asset Management LLC	2/14/2020	Sale	827	770.58
Horizon Kinetics Asset Management LLC	2/18/2020	Buy	58	767.62
Horizon Kinetics Asset Management LLC	2/18/2020	Sale	221	759.33
Horizon Kinetics Asset Management LLC	2/19/2020	Buy	117	772.70
Horizon Kinetics Asset Management LLC	2/19/2020	Sale	493	770.49

Horizon Kinetics Asset Management LLC	2/20/2020	Buy	52	775.17
Horizon Kinetics Asset Management LLC	2/20/2020	Sale	354	775.16
Horizon Kinetics Asset Management LLC	2/21/2020	Buy	53	775.98
Horizon Kinetics Asset Management LLC	2/21/2020	Sale	150	771.44
Horizon Kinetics Asset Management LLC	2/24/2020	Buy	68	754.04
Horizon Kinetics Asset Management LLC	2/24/2020	Sale	374	754.63
Horizon Kinetics Asset Management LLC	2/25/2020	Buy	114	758.94
Horizon Kinetics Asset Management LLC	2/25/2020	Sale	202	747.89
Horizon Kinetics Asset Management LLC	2/26/2020	Buy	133	710.79
Horizon Kinetics Asset Management LLC	2/26/2020	Sale	403	721.46
Horizon Kinetics Asset Management LLC	2/27/2020	Buy	128	678.20
Horizon Kinetics Asset Management LLC	2/27/2020	Sale	330	686.88
Horizon Kinetics Asset Management LLC	2/28/2020	Buy	153	695.28
Horizon Kinetics Asset Management LLC	2/28/2020	Sale	362	681.04
Horizon Kinetics Asset Management LLC	3/2/2020	Buy	488	690.90
Horizon Kinetics Asset Management LLC	3/2/2020	Sale	539	691.16
Horizon Kinetics Asset Management LLC	3/3/2020	Buy	162	671.08

Horizon Kinetics Asset Management LLC	3/3/2020	Sale	194	671.59
Horizon Kinetics Asset Management LLC	3/4/2020	Buy	242	673.22
Horizon Kinetics Asset Management LLC	3/4/2020	Sale	287	674.66
Horizon Kinetics Asset Management LLC	3/5/2020	Buy	264	655.81
Horizon Kinetics Asset Management LLC	3/5/2020	Sale	361	654.86
Horizon Kinetics Asset Management LLC	3/6/2020	Buy	281	622.09
Horizon Kinetics Asset Management LLC	3/6/2020	Sale	289	621.81
Horizon Kinetics Asset Management LLC	3/9/2020	Buy	407	467.22
Horizon Kinetics Asset Management LLC	3/9/2020	Sale	407	467.21
Horizon Kinetics Asset Management LLC	3/10/2020	Buy	1,273	526.46
Horizon Kinetics Asset Management LLC	3/10/2020	Sale	1,899	511.20
Horizon Kinetics Asset Management LLC	3/11/2020	Buy	1,092	457.01
Horizon Kinetics Asset Management LLC	3/11/2020	Sale	1,010	457.01
Horizon Kinetics Asset Management LLC	3/12/2020	Buy	577	410.01
Horizon Kinetics Asset Management LLC	3/12/2020	Sale	952	407.18
Horizon Kinetics Asset Management LLC	3/13/2020	Buy	2,078	436.63
Horizon Kinetics Asset Management LLC	3/13/2020	Sale	2,070	436.83

Horizon Kinetics Asset Management LLC	3/16/2020	Buy	445	411.05
Horizon Kinetics Asset Management LLC	3/16/2020	Sale	896	411.87
Horizon Kinetics Asset Management LLC	3/17/2020	Buy	517	368.26
Horizon Kinetics Asset Management LLC	3/17/2020	Sale	573	371.09
Horizon Kinetics Asset Management LLC	3/18/2020	Buy	1,278	310.12
Horizon Kinetics Asset Management LLC	3/18/2020	Sale	3,396	305.62
Horizon Kinetics Asset Management LLC	3/19/2020	Buy	555	354.08
Horizon Kinetics Asset Management LLC	3/19/2020	Sale	3,851	324.42
Horizon Kinetics Asset Management LLC	3/20/2020	Buy	655	352.86
Horizon Kinetics Asset Management LLC	3/20/2020	Sale	707	352.86
Horizon Kinetics Asset Management LLC	3/23/2020	Buy	1,082	308.34
Horizon Kinetics Asset Management LLC	3/23/2020	Sale	1,377	308.86
Horizon Kinetics Asset Management LLC	3/24/2020	Buy	1,170	388.94
Horizon Kinetics Asset Management LLC	3/24/2020	Sale	1,617	379.30
Horizon Kinetics Asset Management LLC	3/25/2020	Buy	489	376.84
Horizon Kinetics Asset Management LLC	3/25/2020	Sale	451	372.75
Horizon Kinetics Asset Management LLC	3/26/2020	Buy	498	370.01

Horizon Kinetics Asset Management LLC	3/26/2020	Sale	528	371.05

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 9 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
9.

Letter Agreement dated March 27, 2020, by and among Art-FGT Family Partners Limited and Tessler Family Limited Partnership on the one hand and Horizon Kinetics LLC and SoftVest Advisors LLC on the other hand.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2020

/s/ Jay Kesslen Jay Kesslen General Counsel Horizon Kinetics LLC Horizon Kinetics Asset Management LLC

Exhibit 9

AGREEMENT

March 27, 2020

Reference is made to that certain Cooperation Agreement (as amended, the "Cooperation Agreement") by and among SoftVest Advisors, LLC ("SoftVest"), Horizon Kinetics LLC ("Horizon"), Tessler Family Limited Partnership ("TFLP"), and ART-FGT Family Partners Limited ("ART-FGT" and together with TFLP, the "Tessler Parties") (collectively, the "Parties" and each, a "Party").  Each of the Parties hereby mutually agree to terminate the Cooperation Agreement with respect to the Tessler Parties, effective immediately (the "Tessler Withdrawal").

The undersigned Tessler Parties hereby wish to withdraw from the Cooperation Agreement and upon countersignature from SoftVest and Horizon, such withdrawal shall immediately become effective.  Upon such withdrawal, the undersigned Tessler Parties will no longer have any agreement, arrangement or understanding whatsoever with SoftVest or Horizon with respect to the acquisition, holding, voting or disposition of securities of Texas Pacific Land Trust ("TPL").  Furthermore, upon such withdrawal, SoftVest and Horizon may vote or dispose of any securities of Texas Pacific Land Trust that they may beneficially own in their sole discretion, subject to any contractual obligations each may have to other third parties or to each other (including pursuant to the Cooperation Agreement).

The Cooperation Agreement shall otherwise remain in full force and effect between Horizon and SoftVest.  For the avoidance of doubt, Sections 6(d), 7, 8 and 9 of the Cooperation Agreement shall survive the withdrawal by the undersigned.

The Tessler Parties acknowledge that notwithstanding such withdrawal, the Tessler Parties may be subject to ongoing obligations to TPL under the Settlement Agreement dated July 30, 2019, as amended.

Sincerely,

ART-FGT FAMILY PARTNERS LIMITED

By:	TESSLER FMC LLC, its general partner

By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

TESSLER FAMILY LIMITED PARTNERSHIP

By:	APRES VOUS LLC, its general partner

By:	/s/ Andrea Tessler
Name: Andrea Tessler
Title: Manager

Accepted and agreed:

HORIZON KINETICS LLC

By:	/s/ Jay Kesslen
Name:	Jay Kesslen
Title:	General Counsel

SOFTVEST ADVISORS, LLC

By:	/s/ Eric L. Oliver
Name:	Eric L. Oliver
Title:	President